SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 3, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

As required by German securities law, Infineon has notified the German Federal Financial Supervisory Authority of the following public market transactions in Infineon shares by members of the management board or supervisory board of the company:

1. Kohlhausen, Martin.  Purchase of 5,000 shares at EUR13.33 per share on September 10, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: December 3, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer